UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 2)

PEC SOLUTIONS, INC.

(Name of Subject Company — Issuer)

NORTEL NETWORKS INC.
PS MERGER SUB, INC.

(Names of Filing Persons — Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

705107100
(CUSIP Number of Class Securities)

Nicholas J. DeRoma
Chief Legal Officer
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada L6T 5P6
(905) 863-0000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Donald Leo Toker, Jr.
Crowell & Moring LLP
1001 Pennsylvania Avenue, NW
Washington, DC 20004
(202) 624-2500

CALCULATION OF FILING FEE:

Transaction valuation	Amount of filing fee

$471,457,100*	$55,500**

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation is based upon (i) the purchase of 27,596,601 shares (the “Shares”) of common stock, par value $0.01 per share, of PEC Solutions, Inc., at a price per share of $15.50 in cash, and (ii) the cash payable with respect to 4,135,954 options with a weighted average exercise price of $4.93 per share. The cash payments made with respect to each of the options represents the difference between the exercise price of the option or warrant and $15.50. The number of Shares and options described in items (i) and (ii) represent all of the outstanding Shares and all options with an exercise price of less than $15.50 per share of PEC Solutions, Inc. as of April 25, 2005.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously

Paid:	$55,500	Filing Party:	Nortel Networks Inc.

Form or	Schedule TO	Date Filed:	May 3, 2005
Registration No.:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

      This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2005, as amended by Amendment No. 1 filed with the Commission on May 16, 2005, by PS Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Nortel Networks Inc., a Delaware corporation (“Parent”), and Parent, relating to the third-party tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of PEC Solutions, Inc., a Delaware corporation (the “Company”), at a purchase price of $15.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Statement, respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information.

     Item 11 of the Statement is hereby amended and supplemented to add the following:

(a)(3)	“At 11:59 p.m. on May 18, 2005, the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, relating to the proposed acquisition of the Company expired. A copy of a related press release is attached hereto as Exhibit (a)(1)(G) and is incorporated herein by reference.”

Item 12. Exhibits.

     Item 12 of the Statement is hereby amended and supplemented to add the following:

     “(a)(1)(G) Press Release issued by Nortel, dated May 19, 2005.”

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: May 19, 2005

NORTEL NETWORKS INC.
By:	/s/ STEPHEN SZEREMETA
Stephen Szeremeta
Assistant Secretary, Nortel Networks Inc.

PS MERGER SUB, INC.
By:	/s/ ARNO NADOLNY
Arno Nadolny
President